November 11, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

Mail Stop 4561

100 F Street N.E.

Washington DC 20549

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant

Re:	Zynga, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014, Filed February 24, 2015 File No. 001-35375

Ladies and Gentlemen:

Zynga, Inc. (the “Company” or “Zynga” or “we”) is submitting this letter via EDGAR in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 28, 2015 (the “Staff Letter”) relating to the Company’s Form 10-K for its fiscal year ended December 31, 2014 and filed on February 24, 2015 (File No. 001-35375) (“10-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 56

1.	We note your response to prior comment 1. Please tell us your consideration of providing enhanced disclosures to discuss significant trends or uncertainties with respect to your online game and advertising revenues. In this respect, we note that your online game revenues decreased by 29% and 34% during fiscal 2014 and 2013. We also note that your in-game sponsorships, in-game offers, engagement ads, and other advertising revenues decreased in fiscal 2014 and 2013. Quantitative disclosures and analysis regarding trends and uncertainties in your online game and advertising revenues seems to be important and material information to the users of your financial statements.

Online Game Revenue

As the Staff noted, online game revenue decreased 29% during fiscal 2014 and 34% during fiscal 2013. In our initial response to the Staff Letter dated September 25, 2015, we highlighted the Company’s shift to mobile, a significant trend that impacts the timing of revenue recognition as revenue from mobile games is recognized ratably over the estimated average payer life as we do not have the requisite data to separately account for consumable and durable virtual goods like we do for our web games. The percentage of bookings and revenue from mobile platforms continues to increase year over year with the Company’s shift to mobile (51% of bookings and 44% of revenue were from mobile platforms in fiscal 2014, compared to 27% of bookings and 24% of revenue in fiscal 2013 and compared to 18% of bookings and 13% of revenue in fiscal 2012, as disclosed on page 51 of our 2014 10-K and page 44 of our 2013 10-K). A higher mix of bookings and revenue from mobile platforms indicates that more revenue will be recognized over a longer period of time as revenue from mobile games is recognized ratably over the estimated average payer life (whereas for web games, we recognize revenue for consumable goods upon consumption and durable goods over the estimated average payer life). All other quantitative disclosures referred to in our initial response to the Staff Letter dated September 25, 2015 (i.e. the percentage of revenue attributed to consumable virtual goods versus durable virtual goods and the increase or decrease in revenue as a result of changes in estimates and/or game closures) are currently disclosed within the “Results of Operations” section of Management’s Discussion and Analysis (“MD&A”) when explaining the changes in online game revenue. With respect to the Company’s shift to mobile, we acknowledge that the mix of bookings and revenue from mobile platforms is an important trend to disclose to the users of our financial statements, especially in more recent periods. We advise the Staff that in future filings, we will include this disclosure within the “Results of Operations” section of MD&A when explaining the changes in online game revenue (if applicable) beginning with the 2015 10-K.

Further, as disclosed on pages 57-58 of our 10-K, the overall decrease was primarily attributed to decreases in online game revenue from our older web games (e.g. FarmVille, CastleVille, Zynga Poker, CityVille, FrontierVille, etc.) which were due to overall decay rate in bookings and audience metrics in these games. These declines in revenue were not fully offset by the revenue contribution from newer games such as Hit It Rich! Slots and FarmVille 2: Country Escape. We disclosed in “Factors Affecting our Performance” on page 55 of our 10-K that “revenue and bookings from many of our games tend to decline over time after reaching a peak of popularity and player usage” and “our business depends on our ability to consistently and timely launch new games that achieve significant popularity and have the potential to become franchise games.” It is difficult to predict the decay rate of our games and whether these declines will be offset by the success of newer games. We disclosed on page 12 of our 10-K under “Item 1A. Risk Factors” the specific titles we expected to launch in 2015 along with the negative impact on revenue for any delays in these launches. Further, in our latest 10-Q filing for the quarter ended September 30, 2015, we provided an update on these expected launches along with any known delays, as shown below (refer to page 39 of our 10-Q for the quarter ended September 30, 2015):

- We must continue to launch, innovate and enhance games that players like and attract and retain a significant number of players in order to grow our revenue and sustain our competitive position.

We previously announced that we would launch six to ten new mobile games in 2015, including games in new categories. We subsequently revised this estimate first to six to eight new mobile games in 2015, and then again to six new mobile games in 2015. We recently revised it a third time to 5 mobile games in 2015

- Our quarterly operating results are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Our experience in 2014 launches has caused us to extend soft launch periods for our games during 2015, including a move in the launch of Dawn of Titans and CSR2 from 2015 to 2016, which results in a delay in significant bookings for the games.

Because it is difficult to predict the decay rate of our older games and the launch success of our newer games, we are unable to provide more specific quantitative disclosures and analysis. However, we are transparent with the users of our financial statements that we are dependent on the success of our new games as revenue from our existing games will decline over time. We will continue to disclose any updates to our expectations of new game launches and any game delays as this information is available.

Advertising Revenue

As the Staff noted, in-game sponsorships, in-game offers, engagement ads and other advertising revenues decreased in fiscal 2014 and 2013. Similar to online game revenue, the Company’s shift to mobile is a significant trend that impacts our advertising revenue as certain types of advertising are more conducive to display and surface to the player on web platforms than on mobile platforms. For example, in-game sponsorships, in-game offers and engagement offers decreased from 2013 to 2014 as these types of advertising were more prevalent in our web games during 2013. Conversely, revenue from display ads (such as banner and interstitial display ads, which are more prevalent in mobile turn-based games such as Words With Friends) increased from 2013 to 2014 as a result of better optimization and performance on mobile platforms. Therefore, a higher mix of bookings and revenue from mobile platforms in 2014 (as noted on page 51 of our 10-K) indicates that less revenue will be recognized for advertising channels that historically performed better on web platforms.

Moreover, the overall decrease in advertising revenue from 2012 to 2013 was primarily attributed to a $14.1 million decrease in in-game sponsorships. In-game sponsorships in 2012 were most prevalent in our Invest Express web games, specifically CityVille and FarmVille. As the popularity and player usage for these games declined in 2013, the demand for this type of advertising also declined.

Similar to our online game revenue, we acknowledge that the mix of bookings and revenue from mobile platforms is an important trend to disclose to the users of our financial statements, especially in more recent periods. We advise the Staff that in future filings, we will include this disclosure within the “Results of Operations” section of MD&A when explaining the changes in advertising revenue (if applicable) beginning with the 2015 10-K. Further, if there are other significant changes attributed to other trends and uncertainties (e.g. the decline in our audience metrics for games that have ads), we will include additional qualitative disclosures to further describe the changes.

Consolidated Financial Statements

Note 7. Income Taxes, page 94

2.	We note your response to prior comment 4. Please tell us your consideration of disclosing the total amount of unrecognized tax benefits by the balance sheet line item in which the amounts are presented..

As discussed with Morgan Youngwood, Staff Accountant, on October 29,2015, we respectfully agree to include a breakdown of the total amount of unrecognized tax benefits by the balance sheet line item in which the amounts are presented within our annual income tax footnote disclosure beginning with the 2015 10-K.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. Please do not hesitate to call me at (510) 693-5978 if you have any questions or would like any additional information.

Sincerely,

/s/ Michelle Quejado

Michelle Quejado

Interim Chief Financial Officer and Chief Accounting Officer

4